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                              January 19, 2022

       Raul Jacob
       Chief Financial Officer
       Southern Copper Corporation
       1440 East Missouri Avenue
       Suite 160
       Phoenix, AZ 85014

                                                        Re: Southern Copper
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Response Dated
November 12, 2021
                                                            File No. 001-14066

       Dear Mr. Jacob:

              We have reviewed your November 12, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 28, 2021 letter.

       Form 10-K for Fiscal Year Ended December 31, 2020

       General

   1. We note from your response to comment 2 that substantial weather-related conditions could impact your
relationships and arrangements with your major customers and suppliers by materially
affecting the normal flow of your transactions. We also note the weather-related
impacts identified in your response which could "damage
                                                        transportation
infrastructures and lead to interruptions or delays in the supply of key inputs and raw
materials or sold products." Consistent with our prior comment 2, it appears that your
disclosure should be revised to address the risk of weather-related impacts on your major
customers or suppliers.
 Raul Jacob
Southern Copper Corporation
January 19, 2022
Page 2
2. We note from your response to comment 3 that you do not believe the potential impact of transition risks related to technological and other operational changes are material at this time. In addition, we note that you believe that the demand for global and national GHG emission reduction targets did not have a material impact on your business, financial condition, or results of operation. Please explain the bases for your conclusions regarding materiality or revise to provide expanded disclosure regarding the effects of transition risks related to climate change.
       You may contact Diane Fritz (Staff Accountant) at (202) 551-3331 or Brad Skinner
(Office Chief) at (202) 551-3489 if you have questions.



FirstName LastNameRaul Jacob                                   Sincerely,
Comapany NameSouthern Copper Corporation
                                                               Division of
Corporation Finance
January 19, 2022 Page 2                                        Office of Energy
& Transportation
FirstName LastName